Atotech Q1 2021 Conference Call May 4, 2021 Geoff Wild Chief Executive Officer Peter Frauenknecht Chief Financial Officer Exhibit 99.2

Forward-Looking Statements This presentation and the oral remarks made in connection herewith may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any forward-looking statements involve risks, uncertainties and assumptions. Although we believe that the assumptions and analysis underlying these statements are reasonable as of the date hereof, investors are cautioned not to place undue reliance on these statements. Forward-looking statements include information concerning our liquidity and our possible future results of operations, including descriptions of our business strategies, plans, goals, prospects, future events and the cost savings and other benefits we expect to achieve as a result of the acquisition discussed herein. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “target,” “project,” “forecast,” “seek,” “will,” “may,” “should,” “could,” “would,” or similar expressions. These statements are based on certain assumptions that we have made in light of our experience in the industry and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances as of the date hereof. We do not have any obligation to and do not intend to update any forward-looking statements included herein. You should understand that these statements are not guarantees of future performance or results. Actual results could differ materially from those described in any forward-looking statements contained herein as a result of a variety of factors, including known and unknown risks and uncertainties, many of which are beyond our control. This presentation has been prepared by Atotech Limited (“the Company”) and includes information from other sources believed by the Company to be reliable, and, while reasonable care has been taken to ensure that the facts stated herein are accurate and that the opinions and expectations contained herein are fair and reasonable, no representation or warranty, express or implied, if made as to the fairness, accuracy or completeness of any of the opinions and conclusions set forth herein based on such information. More information on potential factors that could affect the Company’s financial results is available in Item 3.D. “Risk Factors” and Item 5. “Operating and Financial Review and Prospects” sections within the Company’s most recent annual report on Form 20-F, and in other documents that we have filed with, or furnished to, the U.S. Securities and Exchange Commission. Unless otherwise indicated, the information contained herein speaks only as of the date hereof and is subject to change, completion or amendment without notice. The Company undertakes no obligation to update or revise any of the forward-looking statements contained herein, whether a result of new information, future events or otherwise. The contents of this presentation are not to be construed as legal, regulatory, business, accounting or tax advice. You should consult your own attorney, business advisor, accountant and tax advisor as to legal, regulatory, business, accounting and tax advice. Under no circumstances is this presentation or the information contained herein to be construed as a prospectus, offering memorandum or advertisement, and neither any part of this presentation nor any information or statement contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. This presentation is not, and is not intended to be, an offer to sell, or a solicitation of an offer to purchase, any securities or any other interest in the Company. This presentation has been prepared by the Company solely for informational purposes and exclusively for the benefit and internal confidential use of the recipient. The Company and its affiliates, officers, directors, employees, professional advisors and agents do not accept responsibility or liability for this presentation or its contents (except to the extent that such liability cannot be excluded by law). Non-IFRS Financial Measures The historical financial information included herein includes financial information that is not presented in accordance with International Financial Reporting Standards and related interpretations as issued by the IASB and adopted by the European Union (“IFRS”), including EBITDA and Adjusted EBITDA. We believe EBITDA and Adjusted EBITDA are measures commonly used by analysts and investors to evaluate the performance of companies in our industry. Our use of the terms EBITDA and Adjusted EBITDA may differ from that of others in our industry. EBITDA and Adjusted EBITDA should not be considered as alternatives to net income (loss), operating income or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as measures of liquidity. EBITDA and Adjusted EBITDA have important limitations as analytical tools and should be considered in conjunction with, and not as substitutes for, our results as reported under IFRS. This presentation includes a reconciliation of certain non-IFRS financial measures with the most directly comparable financial measures calculated in accordance with IFRS. Rounding Certain monetary amounts, percentages and other figures included in this presentation have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. Organic Sales Organic sales growth is calculated as net revenue growth excluding the impact of foreign exchange and palladium price fluctuations. Defined Terms All capitalized terms contained within this presentation have been previously defined in our filings with the U.S. Securities and Exchange Commission. Legal Disclaimer

Q1 Highlights Strong performance driven by favorable market conditions and solid execution Demand Environment Key Initiatives Profitability & Cash flow Adj. EBITDA(2) increased 32% to $110M, driven by strong organic volume, partially offset by supply chain inefficiency costs  Adj. free cash flow from operations(2) before debt service of $32M Net leverage at 3.7x and completed refinancing  R&D: Investment into electronic equipment Digitalization: IIOT & eCommerce Major growth investments in India & China completed; construction underway for new Mexico manufacturing facility Accelerating ESG/Sustainability activities Continued growth above supportive end-markets Electronics chemistry organic growth of 15%(1) driven by secular tailwinds (5G, auto electrification) GMF organic chemistry revenue up 11%(1) as auto markets recover, though affected short term by OEM supply chain shortages Organic chemistry sales: Net chemistry sales +/- impact of FX and +/- impact of palladium See appendix for definitions as well as a reconciliation to the most closely comparable IFRS measure

Consolidated Results – Q1 2021 17% organic growth reflects accelerating demand in Electronics, a strong rebound in global automotive markets, and resilient industrial markets in GMF Adjusted EBITDA growth of 32% driven by strong organic volume and stable pricing, partially offset by supply chain inefficiency costs Adjusted EBITDA margin increased 150 basis points to 31.2%, reflecting organic volume leverage partly offset by Pd pass-through and mix effects Organic sales: Net sales +/- impact of FX and +/- impact of palladium See appendix for definitions of EBITDA and Adjusted EBITDA as well as a reconciliation to the most closely comparable IFRS measure Consolidated results Revenue bridge 1% 7% 17% $ in millions Q1 % Change 2021 2020 Total Organic(1) Electronics $225.6 $172 0.31162790697674414 0.214 GMF $127.5 $111 0.14864864864864866 9.4E-2 Net Revenue $353.1 $283 0.24770318021201421 0.16700000000000001 Electronics $75.7 $55 0.3763636363636364 GMF $34.6 $29 0.19310344827586212 Adjusted EBITDA(2) $110.30000000000001 $84 0.32 Adj. EBITDA Margin 0.3123760974228264 0.29681978798586572 + 150 bps

Electronics Results – Q1 2021 Strong chemistry and equipment demand drive organic growth Revenue bridge Chemistry organic growth of 15%, driven by strong demand for IC substrates and semiconductor packaging as the known secular trends accelerate Equipment organic revenue grew 77%, driven by our technology investment and launch of next-generation systems Adjusted EBITDA growth benefits from organic growth and continuous efficiency gains, partially offset by supply chain effects Margin expansion primarily reflects chemistry volume scale effects and strong execution, slightly offset by product mix and Pd pass-through Electronics results Organic sales: Net sales +/- impact of FX and +/- impact of palladium See appendix for definitions of EBITDA and Adjusted EBITDA as well as a reconciliation to the most closely comparable IFRS measure 2% 8% 21% $ in millions Q1 % Change 2020 2019 All-in Organic (1) Electronics $172.1 $149.9 0.14799999999999999 5.5% GMF 110.5 133.80000000000001 -0.17399999999999999 -0.184 Net Sales $282.60000000000002 $283.70000000000005 -0.4% -5.8% Electronics $54.7 $50.2 8.9641434262948197 Consolidated GMF 29.1 35 -0.16857142857142854 Adjusted EBITDA $83.800000000000011 $85.2 -1.6% Adj. EBITDA Margin 0.29653220099079974 0.30031723651744796 - 30 bps $ in millions Q1 % Change 2021 2020 Total Organic (1) Chemistry $192.2 $154.69999999999999 0.24240465416936008 0.151 Equipment $33.4 $17.399999999999999 0.91954022988505757 0.77470000000000006 Net Revenue $225.6 $172.1 0.31086577571179547 0.214 Electronics Adj. EBITDA(2) $75.7 $54.7 0.38391224862888479 Adj. EBITDA Margin 0.33554964539007093 0.31783846600813481 + 180 bps $ in millions Q1 % Change 2020 2019 All-in Organic (1) Chemistry $106.7 $113.9 -6.3% -7.6% Equipment 3.9 20 -0.80600000000000005 -0.8 GMF Net Sales $110.60000000000001 $133.9 -0.17399999999999999 -0.184 Adj. EBITDA $29 $35 -0.17142857142857143 Adj. EBITDA Margin 0.26220614828209765 0.26138909634055263 + 10 bps

GMF Results – Q1 2021 Results reflect improving global auto markets and solid industrial activity 11% chemistry organic growth led by recovery in global auto and broader industrial markets R&D focused on EV as well as solar and wind applications to diversify portfolio and introduce new sustainability-driven products Adjusted EBITDA of $35M reflects organic volume and efficiency gains, partially offset by supply chain inefficiencies GMF results Revenue bridge Organic sales: Net sales +/- impact of FX and +/- impact of palladium See appendix for definitions of EBITDA and Adjusted EBITDA as well as a reconciliation to the most closely comparable IFRS measure 1% 5% 9% $ in millions Q1 % Change 2020 2019 All-in Organic (1) Electronics $172.1 $149.9 0.14799999999999999 5.5% GMF 110.5 133.80000000000001 -0.17399999999999999 -0.184 Net Sales $282.60000000000002 $283.70000000000005 -0.4% -5.8% Electronics $54.7 $50.2 8.9641434262948197 Consolidated GMF 29.1 35 -0.16857142857142854 Adjusted EBITDA $83.800000000000011 $85.2 -1.6% Adj. EBITDA Margin 0.29653220099079974 0.30031723651744796 - 30 bps $ in millions Q1 % Change 2020 2019 All-in Organic (1) Chemistry $154.69999999999999 $129.19999999999999 0.19800000000000001 8.7% Equipment 17.399999999999999 20.7 -0.161 -0.14699999999999999 Net Sales $172.1 $149.89999999999998 0.14799999999999999 5.5% Electronics Adj. EBITDA $54.7 $50.2 8.9641434262948197 Adj. EBITDA Margin 0.31783846600813481 0.33488992661774525 - 170 bps $ in millions Q1 % Change 2021 2020 Total Organic (1) Chemistry $124.9 $106.7 0.17057169634489225 0.111 Equipment $2.7 $3.9 -0.30769230769230765 -0.35199999999999998 GMF Net Revenue $127.60000000000001 $110.60000000000001 0.15370705244122965 9.4E-2 Adj. EBITDA(2) $34.6 $29.1 0.18900343642611683 Adj. EBITDA Margin 0.27200000000000002 0.26311030741410485 + 90 bps

Liquidity & Capital Structure Net of local lines of credit Includes revolver with commitments of $250.0M and borrowing capacity of $232.5M, after giving effect to ancillary facilities of $17.5M Excluding short term and long term deferred financing costs of $20.4 million Reflects application of IFRS 16, Leases Capex net of proceeds from disposals of intangible assets and property, plant and equipment Q1 adj. free cash flow from operations of $32M before debt service, reflecting extraordinary tax payments and working capital effects from strong revenue growth $445M of liquidity, including net cash of $213M and borrowing capacity of $232.5M(2) under RCF Successful refinancing achieved in Q1 2021: oversubscribed offering led to lower interest rates and reduced interest burden New $1,350M and €200M term loans with 7-year term replaced existing PIK Notes, Senior Unsecured Notes, and Term Loans New $250M 5-year RCF Net leverage at 3.7x at quarter-end supported by solid adjusted EBITDA  3.7x Net debt Leverage Q1 2021 Capitalization table $ in millions Q1 % Change 2020 2019 All-in Organic (1) Electronics $172.1 $149.9 0.14799999999999999 5.5% GMF 110.5 133.80000000000001 -0.17399999999999999 -0.184 Net Sales $282.60000000000002 $283.70000000000005 -0.4% -5.8% Electronics $54.7 $50.2 8.9641434262948197 Consolidated GMF 29.1 35 -0.16857142857142854 Adjusted EBITDA $83.800000000000011 $85.2 -1.6% Adj. EBITDA Margin 0.29653220099079974 0.30031723651744796 - 30 bps $ in millions divided by LTM Amount Adj. EBITDA $ in millions Q1 % Change Cash & Cash equivalents (1) 213 2020 2019 All-in Organic (1) Chemistry $154.69999999999999 $129.19999999999999 0.19800000000000001 8.7% Revolving credit facility (2) 0 Equipment 17.399999999999999 20.7 -0.161 -0.14699999999999999 Term loans (3) 1585 Net Sales $172.1 $149.89999999999998 0.14799999999999999 5.5% Electronics Capitalized leases (4) 76 Total senior secured debt 1661 4.2589743589743589 X Adj. EBITDA $54.7 $50.2 8.9641434262948197 Net senior secured debt 1448 3.712820512820513 X Adj. EBITDA Margin 0.31783846600813481 0.33488992661774525 - 170 bps Senior unsecured notes 0 P-I-K notes 0 $ in millions Q1 % Change Total debt 1661 4.2589743589743589 X 2020 2019 All-in Organic (1) Chemistry $106.7 $113.9 -6.3% -7.6% Net debt 1448 3.712820512820513 X Equipment 3.9 20 -0.80600000000000005 -0.8 GMF Net Sales $110.60000000000001 $133.9 -0.17399999999999999 -0.184 Common equity 824 Total capitalization 2485 Adj. EBITDA $29 $35 -0.17142857142857143 Q1 2021 operating metrics (LTM) Adj. EBITDA Margin 0.26220614828209765 0.26138909634055263 + 10 bps Adjusted EBITDA 390 Capital expenditures (5) 53 Cash & Cash Equivalents (1) Revolving Credit Facilities (2) Term Loans

Updated Full-Year 2021 Guidance

Strong growth in both segments leads to 17% adj. EBITDA growth at mid-point

Total Revenue Growth [(1)]	Chemistry Organic Revenue Growth	Adjusted EBITDA
11-13%	EL: ~ 7% GMF: 11-12% TOTAL ~ 9%	$415M - $435M

Capex	Interest Expense	Income Tax Rate
4.5% - 5% of total revenue	$70M - $74M[(2)]	30% - 31%[(3)]

- Assumptions: Market growth rates based on internal market model, (data derived from key consultancy firms (e.g. IHS, IDC)) and continued recovery from COVID-19 pandemic leading to 6% global GDP growth (IMF)
- Adjusted EBITDA - Guidance assumes FX rates as per March 31, 2021

(1) Includes chemistry organic growth and equipment excluding FX effects
(2) Excludes roughly $59M in one-time costs connected with early extinguishment of Holdco and Opco notes and financing fee amortization, which was recognized in Q1 2021
(3) Includes approximately 25% - 26% income tax rate and 5% withholding tax rate. Tax rate is generally applicable to operating profit (before interest expense), and does not include any tax litigation reserves we may take

8

ATOTECH

Appendix

Adjusted EBITDA Reconciliation 1 2 3 4 5 6 7 8 9 1 2 3 4 5 6 7 8 9 1 2 3 4 5 6 7 8 9

Adjusted EBITDA Reconciliation (Cont’d)

Adjusted Free Cash Flow Before Debt Service (1) Capex is presented net of proceeds from disposals of intangible assets and property, plant, and equipment OWC = Operating working capital and includes trade receivables and inventories less trade payables Following our IPO in February 2021, we redeemed in full all $425.0 million of our 6.250% Senior Notes due 2025 and all $219.0 million of our 8.75%/9.50% Senior PIK Toggle Notes.

Revenue Growth Reconciliation Growth Factors Quarter ended 03/31/21 Reported Revenue Growth Impact of Currency Palladium Pass-through Organic Revenue Growth Electronics 0.31 (8%) (2%) 0.214 General Metal Finishing 0.154 (5%) (1%) 9.4E-2 Total 0.249 (7%) (1%) 0.16700000000000001 Full-year ended 12/31/20 Reported Sales Growth Impact of current Palladium pass-through Organic growth Electronics 0.17 0.01 0.09 7.0000000000000007E-2 General Metal Finishing -0.16 -0.01 0.03 -0.14000000000000001 Total 0.04 0 0.06 -0.03